June 30, 2016
ATTORNEYS AT LAW
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
999700-0407

Via EDGAR System
Ms. Samantha Brutlag U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:
Concorde Funds, Inc. (File Nos. 811-05339 and 033-17423)
Registration Statement on Form N-14 (No. 333-211354), Filed May 13, 2016
Pre-Effective Amendment No. 1 Filed May 26, 2016
Pre-Effective Amendment No. 2 Filed June 3, 2016
Pre-Effective Amendment No. 3 Filed June 28, 2016

Ladies and Gentlemen:

Our client, Concorde Funds, Inc. (the “Company”), filed the above referenced Registration Statement on Form N-14 (the “Filing”).  The Filing relates to the special meeting of shareholders of the Concorde Value Fund, at which the shareholders of the Concorde Value Fund are being asked to approve a Plan of Acquisition and Liquidation under which the Concorde Value Fund would be reorganized into the Concorde Wealth Management Fund, a newly formed series of Concorde Funds, Inc.
On behalf of the Company, set forth below are the Company’s responses to certain oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Filing.  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Company’s responses (in regular type).
We remind the Staff that the Company requested acceleration of effectiveness of the Filing for June 30, 2016, or as soon as possible thereafter.  The original request was made on June 28, 2016.
General
1. When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Filing or the Company’s Post-Effective Amendment (“PEA”) No. 40 to the Company’s Registration Statement on Form N-1A.
Response:  Where applicable, the Company will update similar disclosure in the Filing and PEA No. 40 to respond to the Staff’s comments.
2. In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ladies and Gentlemen
U.S. Securities and Exchange Commission
June 30, 2016

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:  We acknowledge on behalf of the Company that (1) the Company, through its officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Filing; (2) Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Filing
3. Please revise the proxy statement to provide a separate vote for each fundamental investment restriction and each fundamental investment restriction that is being eliminated, and revise the proxy card accordingly.
Response:  The Company will revise the proxy statement to provide a separate vote for each fundamental investment restriction and each fundamental investment restriction that is being eliminated, and revise the proxy card accordingly.
* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer